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Stéphane Paquet · 3rd

CTO & Co-founder at Tocca

Cupertino, California, United States ·

Contact info

500+ connections

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TOCCA

Telecom ParisTech

Experience

CTO & Co-founder

TOCCA · Full-time

Jul 2018 – Present · 3 yrs 1 mo

San Francisco Bay Area

TOCCA is redesigning the way we interact professionally, keep in touch and identify opportunities.

Senior Technical Advisor

CECS

Jul 2010 – Present · 11 yrs 1 mo

Paris Area, France

LECECS is a consulting firm developing new B2C online services mainly targeting French and European market by extension.

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RightPlaceCall

16 yrs

Senior Technical Advisor

May 2014 – Present · 7 yrs 3 mos

Cupertino

* Designed upgrade for RPC VoIP cloud infrastructure
* Designed and managed reporting tools
* Managed ERP integration with other components such as
CTI, user management, HR tools, etc.   ...see more

Co-Founder and Chief Product & Architecture

Aug 2005 – Apr 2014 · 8 yrs 9 mos

France and Morocco

RightPlaceCall is an offshore contact center with production
site in Casablanca, Morocco. The company operates contact
center services for European Fortune 500 companies,
generating over $7 million in annual revenue.   ...see more



CEO & Founder

Watee

Mar 2017 – Jan 2018 · 11 mos

San Francisco Bay Area



Director office of the CTO

Return on Intelligence

2016 – Mar 2017 · 1 yr

San Francisco Bay Area

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Education



Telecom ParisTech

Master's Degree, Engineering, Master of Science, Engineering
1997 – 1999

Activities and Societies: Junior Entreprise

Télécom ParisTech (also known as ENST or Télécom or École
nationale supérieure des télécommunications) is one of the
top French public institutions of higher education and
research (Grandes Écoles) of engineering in France. Located
in Paris, it is also a member of the ParisTech Group and
Institut Telecom.

===
For more information:
Official website: http://www.telecom-paristech.fr/eng
Wikipedia page:
https://en.wikipedia.org/wiki/Télécom_ParisTech



Institut Eurécom

Master's Degree, Multimedia Information Technologies,
Master of Science, Multimedia Information Technologies
1998 – 1999
Activities and Societies: sailing, beach volley

A LEADING TEACHING AND RESEARCH INSTITUTION IN THE
FIELDS OF INFORMATION AND COMMUNICATION
TECHNOLOGIES (ICT)
EURECOM is a Graduate school and Research Centre in
Communication Systems located in the Sophia Antipolis
technology park (French Riviera), a major European place for
telecommunications activities.

It was founded in 1991 in a consortium form [GIE] that allowed
EURECOM to build a large network of renowned academic
and industrial partners. The "Institut Mines Telecom" is a
founding member of EURECOM consortium. EURECOM
research teams are made up of international experts,
recruited at the highest level, whose work is regularly
honored and has earned international recognition.

Orsay, Paris XI University

Master's Degree, fundamental physics, Master of Science
1995 – 1998
Activities and Societies: Junior Enterprise

I studied fundamental physics, ranging from atomic to optics.
This courses were additional to my Master of Sciences ones,
but helped understanding topics related to electronics
especially when creating high density chips.

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Licenses & certifications

Marketing Telecommunication

INSEAD Executive Education
Issued 2001 · No Expiration Date

Salesforce Trailblazer

Salesforce

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Volunteer experience

IT consultant

UN Women

Human Rights

Developed a cloud based project tracking application in collaboration with Valoris Conseil to support the Moroccan government in setting up a program for women's equality under the supervision of UN Women and European Union

Skills & endorsements

Telecommunications · 27

Endorsed by **4 of Stéphane's colleagues at Airbus**

Management · 23

Endorsed by **3 of Stéphane's colleagues at Airbus**

Marketing Strategy · 15

Molly Fowler and 14 connections have given endorsements for this skill

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